

Mail Stop 3720

March 1, 2007

Jacquelyn J. Orr
General Counsel & Vice President
Citadel Broadcasting Corporation
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128

> **Re: Citadel Broadcasting Corporation**
> **Amendment No. 1 to Form S-4**
> **Filed February 14, 2007**
> **File No. 333-139577**

Dear Ms. Orr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   We note your response to our prior comment one but continue to believe that ABC Radio Holdings should file a registration statement on Form S-1 for the planned distribution of shares to Disney stockholders. Among other things, we note that, Securities Act section 5 requires registration when there is a purchase and sale of securities, which we believe is the case here, unless an exemption applies. Further, it is not apparent that Staff Legal Bulletin No. 4 is applicable under the current circumstances, as ABC Radio Holdings does not plan to file an Exchange Act registration statement regarding the ABC Radio Holdings shares being distributed to Disney stockholders and it is arguable that Disney stockholders will be giving up value for the spun-off shares as a result of ABC Radio Holdings' incurrence of approximately $1.35 billion in indebtedness for Disney's benefit prior to the spin-off.   Please advise. Note that you may file a joint Form S-1/S-4 in which ABC Radio Holdings is the Form S-1 registrant and the required ABC Radio Holdings executive officers and directors have signed the Form S-1.

Summary, page 5

Opinions of Citadel's Financial Advisors, page 12

2.   We note your response to our prior comment six. Yet it appears that the extent to
        which the advisors, upon whom the Citadel Broadcasting board relied in reaching
        its decision, may benefit as a result of the merger is significant information
        concerning the transaction that we continue to believe stockholders should know
        upfront, in the summary. Please state the amount of the fees JPMorgan and
        Merrill Lynch will receive. Disclose the portion of the fee payable to JPMorgan
        that is contingent upon completion of the merger.

Written Consents of the Principal Citadel Stockholders, page 13

3.   We note your response to our prior comment seven. Please also note here the
        principal Citadel stockholders' affiliation with the Citadel board of directors and
        role in negotiating the terms of the deal. Also quantify in dollar terms here the
        benefits that the principal Citadel stockholders will receive as a result of their
        interests in the merger.

Unaudited Pro Forma Combined Condensed Financial Statements of the ABC Radio
Business, page 84

4.   Please refer to pro forma adjustment (7). Disclose the impact on this liability
        based on the working capital as of December 31, 2006.

Unaudited Pro Forma Combined Condensed Financial Statements of Citadel, page 85

5.   Please refer to prior comment 25 and the fourth paragraph. Disclose that the pro
        forma financial statements do not reflect the allocation of other intangible assets
        other than FCC licenses and goodwill. Also, provide information that will allow
        for an understanding of the magnitude of the potential adjustments to this
        allocation.

The Transactions, page 105

Background of the Merger, page 111

6.   We note your response to our prior comment 38 but do not see disclosure of the
        "significant business and financial terms of a possible business combination" that
        Mr. Forstmann and Mr. Iger discussed in early January 2006. Please advise or
        revise.

Ms. Orr
Citadel Broadcasting Corporation
March 1, 2007
Page 3

7.   We have considered your response to our prior comment 41 but note that
        apparently significant board decisions were made following various financial
        advisor presentations. For example, following JP Morgan's presentation at the
        January 9 meeting, the Citadel board authorized Citadel's revised proposal to
        Disney, which proposal was chosen by Disney. Therefore it is not apparent why
        disclosure of the presented analyses is not relevant to investors in understanding
        how the board arrived at its decision and why the presentations do not constitute a
        "report, opinion or appraisal materially relating to the transaction" within the
        meaning of Item 4(b) of Form S-4. Please advise or revise to summarize the
        advisors' preliminary presentations that are materially related to the transaction
        pursuant to Item 4(b) of Form S-4. To the extent that the information contained in
        the preliminary presentations is substantially similar to the disclosure already
        provided in the summary of the advisors' final presentations, then provide a
        statement to this effect and summarize any material differences in the information
        presented. Similarly summarize JP Morgan's presentations "based on the
        information that management of Disney and the ABC Radio Business had
        provided to Citadel since the original merger agreement was entered into," as
        mentioned on page 125, or tell us why they are not materially related to the
        transaction.   Also tell us in your response letter whether the substance of JP
        Morgan's final presentation to the board on February 6 materially differed from
        the February 4 presentation the advisor made to the board.

Citadel's Reasons for the Merger, page 120

8.   As requested in prior comment ten, please revise the disclosure on pages 125 and
        126 to have the board directly address what consideration it gave to obtaining an
        updated fairness opinion in light of the decline in the ABC Radio Business'
        results of operations and the amendments to the merger agreement since the
        advisors' rendered their fairness opinions in February 2006.

Opinion and Analysis of JPMorgan as Citadel's Financial Advisor, page 126

Opinion and Analysis of Merrill Lynch as Citadel's Financial Advisor, page 138

9.   Please confirm that you have provided us with all analyses, reports, presentations,
        or similar materials, including projections and forecasts, provided to or prepared
        by Citadel's financial advisors in connection with rendering their fairness
        opinions. We note that, while the registration statement mentions that on
        February 4 JPMorgan "presented financial analyses conducted in connection with
        the proposed transaction," we received only materials related to JP Morgan's
        February 6, 2006 presentation.

10.   We note your response to our prior comment 45; however, we believe that
        inclusion of the projections considered by the advisors could assist stockholders

in understanding how the advisors reached the conclusions they presented to the board. Further, because the projections were exchanged among the parties, shareholders should also have the opportunity to independently evaluate the importance of the companies' projections. Please include the projections, with any necessary disclosure regarding the limitations on the use of such projections, or address in your response letter how the projections are not material in assisting stockholders in understanding the advisors' and ultimately the board's conclusion regarding the proposed transactions.

Material United States Federal Income Tax Consequences …, page 150

11.   Since you intend to obtain and file long-form tax opinions prior to effectiveness of the registration statement, please revise to simply summarize the tax opinions rather than disclose that the parties "expect" to receive the various opinions referenced throughout this section. Similarly revise the relevant summary sections on pages two and eleven. In addition, please tell us when you can reasonably expect to receive the private letter rulings from the IRS. In the event you file the opinions prior to the receipt of the IRS rulings, please advise us of the nature and extent of counsel's assumptions or conditions relating to such rulings. With regard to these possible assumptions and conditions, we remind you that it is inappropriate for you or counsel to assume any legal conclusions underlying the opinion; if counsel is unable to opine on these matters as part of its tax opinion, then it should clearly state that it is not able to opine on the matters and why.

Financial Statements of ABC Radio Group

1. Description of the Business and Summary of Significant Accounting Policies

Goodwill and FCC Licenses, page F-9

12.   We note your response to prior comment 54. It is unclear to us why you believe it is appropriate to aggregate your 9 market components into 1 reporting unit. Please provide us with a more detailed analysis of the factors outlined in EITF D-101 as follows:

• The manner in which you operate the radio business and the nature of those operations.
• Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).
• The extent to which the component businesses share assets, programming and advertising (including local and national). In this regard:

- o It is unclear how your 22 owned stations in 9 different markets can share physical assets such as facilities and radio broadcast equipment.
- o It is also unclear how your radio stations in differing geographic areas share management, accounting, engineering and other resources. Your analysis that the sharing of corporate resources or other centralized operations does not appear sufficient enough to support aggregation of these 9 components.
- o Further, tell us the names of the programs that are shared by all of your nine markets and provide us with the percentage of shared programming.
- o Tell us why shared national advertising at a 25% level is significant enough to support aggregation.
- It is unclear from your response whether these nine components have similar economic characteristics. Please tell us whether each of your components exhibit similar long-term financial performance and describe in detail what information you analyze to make that determination.

Exhibits

13.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger and separation agreements. In addition, please file an agreement to furnish to us a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to the registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3833, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile: 212-446-4900
        Andrew Nagel, Esq.
        Kirkland & Ellis LLP